Mail-Stop 4561
						October 17, 2005

Via facsimile and U.S. Mail
Mr. Joseph H. Moglia
Chief Executive Officer
Ameritrade Holding Corporation
4211 South 102nd Street
Omaha, Nebraska 68127

Re:   Ameritrade Holding Corporation
                     Preliminary Proxy Statement
	         File No. 0-49992
                     Filed September 12, 2005

Dear Mr. Moglia:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Please advise us whether TD received Ameritrade projections.

2. The proxy statement should begin with a Summary Term Sheet. It must begin on the first or second page of the proxy statement and cross-reference to more detailed discussions. Including the information as the first answer in a more extended question-and-answer section is not sufficient.
3. Please provide the staff a copy of the board book.

Letter to Stockholders

4. With respect to the third bullet and last sentence therein, revise to also state that Ameritrade is required to declare the dividend prior to the completion of the merger and the record date must be before the issuance of the merger shares.

Questions and Answers about the Special Dividend, page 5
5. Revise A1 to disclose, as of the most recent practicable date, the dividend amount Ameritrade can declare, under regulatory restrictions, and the amount of cash at that date available to pay dividends. In addition, using the pro forma financials included herein, the amounts available, assuming the proposed transaction is approved. Finally, assuming the transaction is approved, disclose the estimated cash required to pay the $6.00 dividend.
6. Revise A2 to clarify what is meant by "TD will effectively fund $1.00 of the special dividend". In this regard the staff notes that the pro formas indicate receiving approximately $330 million in cash and there are approximately 450 million shares outstanding.
7. Revise A2 to disclose the amount of borrowing capacity available to Ameritrade under its existing borrowing facilities. In addition, disclose the estimated annual interest cost on anticipated monies borrowed to pay the dividend.
8. Revise A3 to indicate when the Company anticipates declaring and paying the dividend.
9. Revise A6 to indicate whether the adjustment to the equity awards will result in additional compensation expense and, if so, the estimated amount.

Questions and Answers about the Tender Offer, page 7
10. Revise A1 to disclose Mr. Rickett`s current intentions regarding participating in the tender offer. If he currently intends to participate, so state. If not, disclose what factors will determine whether or not he will participate. In addition, disclose the number of shares that potentially could be purchased to bring each party up to the percentages disclosed and the total cost at $16/share.

Ameritrade Executive Officers and Directors, page 12
11. Revise the first paragraph to disclose the number of current directors and the number obligated under any and all agreements to vote in favor of the proposed transaction and the number of directors whose interest may be different than other shareholders.
The Share Purchase Agreement, page 16
12. Revise the termination fee disclosures on page 19 to briefly discuss the "specified circumstances" or add across-reference to a fuller discussion elsewhere in the proxy statement.

Risk Factors, page 30
13. The risk factor on page 33 about the risks to Ameritrade if the transaction does not occur is not a risk of the transaction and is coercive. Please delete it.

Cautionary Statement Concerning Forward-Looking Statements, page
34
14. The safe harbor is not available for statements, as here, made in connection with a tender offer. Please revise.

The Transaction, page 40
15. Please revise the discussion of the background to include negotiation of the principal terms of the transaction, including price. Please include similar information with regard to the E*TRADE offers.

Ameritrade`s Reasons for the Transaction, page 48
16. Either include the greater debt and dilution to be experienced by
Ameritrade holders as negatives of the transaction, or have the board explain why they are positives.
17. The board should specifically mention each line item analysis underlying the fairness opinion that does support its recommendation and explain why, in light of such analyses, it is recommending the transaction.



Ameritrade`s Reasons for the Transaction, page 48
18. On page 49 you list the "financial terms of the acquisition of TD
Waterhouse, including the immediate liquidity to be provided to Ameritrade stockholders through the special dividend and the tender offer to be made by TD (and J. Joe Ricketts at his election) . . . "
in support of the board`s determination that the merger is fair to and advisable for the Ameritrade shareholders. As it appears that tender offer may be for as little at eight percent of the outstanding shares, it is unclear how the tender offer supports this factor, particularly in light of the fact that the price to be paid in the tender offer is unknown at this time. We note that the offer price will be a minimum of $16.00 per share, but it is unclear whether the price will be considered favorable to security holders. Furthermore, if the offer is oversubscribed, it appears that there may be significant proration. Please clarify the discussion on page 49 accordingly. In addition, please revise the document to clarify the purpose of the tender offer and highlight this information in the Q&A. We understand that TD and Mr. Ricketts may wish to increase their holdings up to the disclosed percentages, but it is unclear why the transaction was structured in this way. In addition, please revise the Q&A section to highlight the percentage of outstanding shares that will be purchased in the tender offer if Mr. Ricketts does participate and if he does not participate. Finally, we note that Mr. Ricketts may elect to participate in the tender offer; however, he has not been included as a filing person on the preliminary communications filed on Schedule TO-C pursuant to Rule 14d-2(b). Please advise.

Pro Forma Merger Analysis, page 56
19. Revise the second bullet on the bottom of page 56 to indicate whether or not interest expense on the debt was estimated and considered in the analysis.

Other Factors, page 58
20. With regard to the last full sentence on page 59, supplementally advise of us as to whether TA has engaged or will engage in any transactions with respect to Ameritrade stock or derivatives prior to the closing of the transaction. If so, provide the details.
21. Please give the amount of compensation Citigroup received in each of the transactions mentioned in the last paragraph of page 59.

New or Amended Employment Agreements, page 60
22. Please contrast the terms of the new and old contracts.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
	Any questions regarding the comments may be directed to Michael
Clampitt at (202) 551-3434 or to me at (202) 551-3698.

						Sincerely,

						Mark Webb
						Legal Branch Chief
						Financial Services Group



CC:	Via U.S. Mail and Fax: (650) 493-6811
	Shawn J. Lindquist, Esq.
	Wilson, Sonsini, Goodrich & Rosati, PC


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Mr. J.H. Moglia
Ameritrade Holding Corporation
Page 6